Gregory H. Browne
Vice President, Finance and
Chief Financial Officer
Direct Phone: 281-228-7275
Direct Fax: 281-853-1233
greg.browne@cyberonics.com

May 30, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Cyberonics, Inc. – Form S-1 (Registration No. 333-142401)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cyberonics, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours,

CYBERONICS, INC.

By: /s/ Gregory H. Browne
Gregory H. Browne
Vice President, Finance and
Chief Financial Officer